David W. Sass Partner Direct Phone: (212) 448–6215 E-mail: dsass@mclaughlinstern.com	McLaughlin & Stern, llp Founded 1898 260 Madison Avenue New York, New York 10016 (212) 448–1100 Fax (212) 448–0066

January 10, 2013

By: EDGAR TRANSMISSION

Mr. Daniel F. Duchovny

Special Counsel

Office of Mergers and Acquisitions

United States Securities and Exchange Commission

Re:	Birch Branch, Inc.

Schedule 13E-3

Filed October 5, 2012 by Birch Branch Acquisition Corp., Wang

Xinshun, and Li Weitian

File No. 005-81624

Preliminary Preliminary 14C

Information Statement Filed

October 5, 2012

File No. 000-50936

Dear Mr. Duchovny:

In response to your comments, we have amended our filings and provided the information you requested. Below are our responses to your comments. Please refer to the attached Preliminary Schedule 13E-3 Amendment No. 2 and 14C Preliminary Information Statement Amendment No. 2 for amendments to our original filings.

Amended Schedule 13E-3

1.	We reissue prior comment 2. The legend referenced in our prior comment is intended to be included on the cover page of the document delivered to security holders. By including the Schedule 13E - 3 as an appendix to your information statement you are not fulfilling the requirements of Rule 13-3(e)(1)(iii).

In response to your comments and pursuant to Rule 13e-3 (e)(1)(iii), the Filing persons will include the following legends on the cover page of 14C Information Statement and the cover page of Schedule 13E-3 Transaction Statement when delivered to the Company’s security holders as two separate documents:

“NIETHER THE SECURITIES AND EXCHANGE COMMISSION NOR ANY STATE SECURITIES COMMISSION HAS APPROVED OR DISAPPROVED THE TRANSACTION; PASSED UPON THE MERITS OR FAIRNESS OF THE TRANSACTION OR PASSED UPON THE ADEQUACY OR ACCURACY OF THE DISCLOSURE IN THE DOCUMENT. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.”

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Revised Preliminary Information Statement

Cover Page

2.	We reissue prior comment 4. Please revise the cover page of the information statement to clearly identify it as being preliminary.

In response to your comments, the Filing Persons have revised the cover page of the Preliminary Information Statement to identify it as being “Preliminary Copy” pursuant to Rule 14c-5(d)(1).

3.	We reissue prior comment 6.

In response to your comments, the Filing Persons have revised the Preliminary Information Statement as follows:

“The SEC may or may not approve its 13E-3 Transaction Statement. The Company will send this Information Statement to the record holders of Share(s) as of the close of business on the Approval Record Date only if the SEC approves its Schedule 13E-3 Transaction Statement.”

Please refer to Birch Branch Preliminary 14C Information Statement Amendment No. 2.

Fairness of the Transaction. page 3

4.	Please revise the disclosure to ensure that each filing person provides the disclosure required by Item 1014 of Regulation M-A.

In response to your comments and pursuant to instructions set forth in Regulation M-A Item 1014, the Filing Persons revised its Preliminary 14C Information Statement and provided all the information as required by Item 1014 (a)- (f) as follows:

Information required by Item 1014(a):

“The Company, its affiliates and the board of the Company (the “Board”) reasonably believe the proposed merger transaction is fair to all Company shareholders, including affiliated and unaffiliated shareholders. None of the Board members dissented to or abstained from voting on the proposed merger.

Information required by Item 1014(b):

In reaching such conclusion, the Board considered the following factors:

•	Limited Market for the Shares: The Board reviewed the market for the Shares, particularly the trading volume. In the past six months, the trading volume for Shares was almost zero. There is a limited market for the Shares and it is difficult for the Company shareholders to liquidate, especially to sell large blocks of Shares. In fact, due to lack of quotation, the Shares became ineligible for being quoted on the OTCBB in July 2012 and are now quoted on the OTCQB. The Board accordingly concluded that the Company shareholders derive little benefit from the public-traded status of the Shares.

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•	Burden of Reporting Requirements on the Company: The Board considered the time and expenses associated with its reporting obligations under the Exchange Act. As a public company, the Company has spent about $ 205,000 every year for legal, accounting, and other expenses in connection with the reporting. The management also spent a substantial amount of time in preparing the required documentation. By terminating the Company’s reporting obligation, the proposed transaction will not only reduce costs but also reduce burdens on management so that it can focus on the daily operation and business development of the Company.

•	Trading Prices and Financial Parameters: In reaching its conclusion on the fairness of the Cash Merger Price, the Board considered current and historical market prices of Shares as well as liquidation value. Due to the lack of liquidity, it is difficult for shareholders to sell their Shares at the market price. Thus, in the Board’s review, the market price does not reflect the fair value of the Shares. The Board also considered financial parameters of the Company such as net book value and going concern value. Given the negative earnings, net loss, net cash flows, the Board concluded that the Cash Merger Price reflected the fair value of the Shares and provided the quickest way for unaffiliated shareholders to cash their Shares. “

The Board did not consider purchase prices paid in previous purchases since there has been no prior stock purchase by any of the Filing Persons in the past two years.

•	Opinion of Financial Advisor: Pursuant to an engagement letter dated as of May 11, 2012, the Company retained P.K. Hickey act as its financial advisor in connection with the Merger. P.K. Hickey provided a written opinion dated July 17, 2012, that based upon and subject to the assumptions, procedures, considerations and limitations set forth in the written opinion and based upon such other factors as P.K. Hickey considered relevant, the per share merger consideration of $0.10 in cash is fair, from a financial point of view, to the holders of Shares (other than the Filing Persons), as of the date of the opinion. For more information concerning fairness of the transaction, see Appendix E: Fairness Opinion by P.K. Hickey Co., Inc.

The Board has expressly adopted P.K. Hickey’s opinion as its own. After reviewing the Hickey opinion, the Board found its analysis reasonable and its conclusion acceptable. The Board adopted Hickey’s opinion, including the analysis, discussion and conclusion as its own. In adopting Hickey’s opinion, the Board has considered the factor that the market price of Shares is and has been higher than the merger consideration recommended by P.K Hickey. As illustrated above, the market for Shares is limited. Due to the lack of liquidity, it is difficult for shareholders to sell their Shares at the market price. Thus, in the Board’s review, the market price does not reflect the fair value of the Shares.

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The Filing Persons considered the factor that the Fairness Opinion was dated July 17, 2012 while this Information Statement is dated in October 2012. The Fairness Opinion is based on financial data up until the quarter ending March 31, 2012. Based on a review of the Company’s financial statements for the quarter ending September 30, 2012, the Company’s financial situation has become worse. If P.K Hickey has updated its fairness opinion based on the most recent financial data, the Merger Cash Price would be less than $0.10 per share.

Considering the interests of unaffiliated shareholders, the Board and the remaining Filing Persons decided to base their fairness decision on the original Hickey opinion dated July 17, 2012.

•	Special Committee: The Filing Persons also considered requesting that independent directors of the Company form a special committee for the purpose of determining the fairness of the Merger but decided not to pursue this option. The Filing Persons believed that the cost of legal counsel and the diversion of management resources to assist the special committee would have been an unnecessary and imprudent drain on the already limited resources of the Company.

Information required by Item 1014(c):

The transaction is not structured so that approval of at least a majority of unaffiliated security holders is required. Since the Filing Persons control 94.4% of the Shares, the Board did not consider it as necessary to seek the approval by a majority of unaffiliated security holders. Under the CBCA, shareholder approval is not required for the proposed merger to be effective.

In addition, the Company has substantial net losses and its financial condition is not getting better. The Board intends to reduce costs and expenses to the maximum extent possible. Having a shareholder meeting and submitting the proposed merger for holders voting would be been an unnecessary and imprudent drain on the already limited resources of the Company.

Information required by Item 1014(d):

A majority of directors who are not employees of the subject company has not retained an unaffiliated representative to act on behalf of unaffiliated security holders for purposes of negotiating the terms of the proposed merger and preparing a report concerning the fairness of the transaction.

Information required by Item 1014(e):

The proposed Merger has been approved by a majority of the directors of the Company who are not the Company’s employee.

Information required by Item 1014(f):

The Company or its affiliates are not aware of any offer made by unaffiliated person, other than the Filing Persons, during the past two years for: 1) the merger or consolidation of the Company with or into another company or vice versa; 2) the sale or other transfer of all or any substantial part of the assets of the Company; or a purchase of the Company’s securities that would enable the holder to exercise control of the Company.

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Please refer to Birch Branch Preliminary 14C Information Statement Amendment No. 2: Item 2: Special Factors – Fairness of the Transaction.

5.	We reissue prior comment 18 in part. Provide the disclosure required by Item 1014 of Regulation M-A, including subsection (d) and instruction 2 therein.

In response to your comments, the Filing Persons provided the information required by Item 1014 (d):

“A majority of directors who are not employees of the subject company has not retained an unaffiliated representative to act on behalf of unaffiliated security holder for purposes of negotiating the terms of the proposed merger and preparing a report concerning the fairness of the transaction.”

Please refer to Birch Branch Preliminary 14C Information Statement Amendment No. 2: Item 2: Special Factors – Fairness of the Transaction.

With regards to instruction 2, the Filing Persons have added the following information as required by instruction 2 of Item 1014:

“Trading Prices and Financial Parameters: In reaching its conclusion on the fairness of the Cash Merger Price, the Board considered current and historical market prices of Shares as well as liquidation value. Due to the lack of liquidity, it is difficult for shareholders to sell their Shares at the market price. Thus, in the Board’s review, the market price does not reflect the fair value of the Shares. The Board also considered financial parameters of the Company such as net book value and going concern value. Given the negative earnings, net loss, and net cash flows, the Board concluded that the Cash Merger Price reflected the fair value of the Shares and provided the quickest way for unaffiliated shareholders to cash their Shares.

The Board did not consider purchase prices paid in previous purchases since there has been no prior stock purchase by any of the Filing Persons in the past two years.”

Please refer to Birch Branch Preliminary 14C Information Statement Amendment No. 2: Item 2: Special Factors – Fairness of the Transaction.

6.	Please revise your disclosure to explain why the board determined not to seek approval by a majority of unaffiliated security holders.

In response to your comments, the Filing Persons have revised the Preliminary Information Statement as follows:

“Since the Filing Persons control 94.4% of the Shares, the Board did not consider it as necessary to seek the approval by a majority of unaffiliated security holders. Under the CBCA, shareholder approval is not required for the proposed merger to be effective.

In addition, the Company has substantial net losses and its financial condition is not getting better. The Board intends to reduce costs and expenses to the maximum extent possible. Having a shareholder meeting and submitting the proposed merger for shareholders voting would be been an unnecessary and imprudent drain on the already limited resources of the Company.”

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Please refer to Birch Branch Preliminary 14C Information Statement Amendment No. 2: Item 2: Special Factors – Fairness of the Transaction.

7.	We reissue prior comment 19 as it related to the adoption by filing persons of both Hickey's analysis and discussion as their own.

In response to your comments, the Filing Persons have revised the Preliminary Information Statement as follows:

“After reviewing the Hickey opinion, the Board found its analysis reasonable and its conclusion acceptable. The Board adopted Hickey’s opinion, including the analysis, discussion and conclusion as its own.”

Please refer to Birch Branch Preliminary 14C Information Statement Amendment No. 2: Item 2: Special Factors – Fairness of the Transaction.

8.	We reissue prior comment 20. We note additionally that all of your directors and officers are considered your affiliates. Thus, Hickey's opinion addresses fairness as to a group other than unaffiliated security.

The Hickey opinion addresses fairness as to “remaining shareholders”. It provides the following:

“Currently, the Company has 32,047,222 shares of common stock outstanding, 74.5% are beneficially owned by Mr. Wang Xinshun and 19.9% by Mr. Li Weitian. After a share exchange, Newco will own the shares beneficially owned by Mr. Wang and Mr. Li. The remaining shareholders of the Company will own approximately 5.6% of the outstanding shares. The proposed merger plan is to merge the Company with Newco. The remaining shareholders will be paid in the amount of 10 cents per share in cash based on the valuation opinion rendered by P.K. Hickey Co., Inc. referred to in this document. Appraisal rights will be available to any dissenting remaining shareholders.

Hickey arrived at the 10 cent valuation for the shares held by the remaining shareholders by means of the following parameters…. ”

The remaining shareholders are all the shareholders who currently own 5.6% of the Shares. The rest 94.4% of the Shares are beneficially owned by affiliates Mr. Wang Xinshun and Mr. Li Weitian.

Therefore, the remaining shareholders refer to all the unaffiliated shareholders of the Company and the Hickey Opinion addressed fairness as to these unaffiliated shareholders.

9.	We note your response to prior comment 22. Please disclose whether Hickey made any presentation to your board of directors to explain its methods and analyses, as well as to respond to any concerns expressed by the board. We may have additional comments.

In response to your comments, the Filing Persons have revised the Preliminary Information Statement as follows:

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“After reviewing Hickey’s opinion, the Board members determined that Hickey’s methods and analysis were satisfied and accepted as their own. The Board didn’t feel it necessary to ask Hickey to make any presentation before its members.”

Please refer to Birch Branch Preliminary 14C Information Statement Amendment No. 2: Item 2: Special Factors – Fairness of the Transaction.

Financial Information, page 10

10.	We reissue prior comment 23. We note that your filing does not include (i) the audited financial statements required by Item 101 o (a)(l ) of Regulation M-A, (ii) the unaudited reports required by Item 1010(a)(2) (your September 30, 2012 unaudited financial information is not included nor filed under cover of 10-Q), and (iii) the book value for September 30, 2012.

(1)	Item 1010 (a) (1) of Regulation M- A requires audited financial statements for the two fiscal years required to be filed with the company’s most recent annual report under Section 13 and 15(d) of the Exchange Act. Based on the Instructions under Item 13 of Schedule 13E-3, the Filings Persons have incorporated the Company’s Form 10K filings by reference to provide the information required by Item 1010 (a)(1) as follows:

“The audited consolidated financial statements of the Company for the fiscal years ended December 31, 2011 and the fiscal year ended December 31, 2010 have been included in the Company’s Annual Report on Forms 10-K for these two fiscal years(the “Forms 10-K”). Specifically, the financial information for these two fiscal years is in Part I, Item 8 of the Forms 10-K. The Forms 10-K, including the audited consolidated financial statements, are hereby incorporated by reference.”

(2)	With regards to financial information required by Item 1010(a)(2) of Regulation M-A, the unaudited consolidated financial statements of the Company for the quarterly periods ended March 31, 2012 , and June 30, 2012 and September 30, 2012 are also incorporated herein by reference to the Consolidated Financial Statements included in the Company’s Quarterly Reports on Form 10-Q for these quarters (the “Forms 10-Q”).

Please refer to Birch Branch Preliminary 14C Information Statement Amendment No. 2: Item 5: Other Information – Financial Information.

(3)	The book value for the period ending September 30, 2012 is (0.57).

11.	We note that the ratio of earnings to fixed charges required by Item 1010(a)(3) of Regulation M-A and the pro forma financial statements required by Item 1010(b) of Regulation M-A are deemed "not applicable." Please provide us your analysis supporting your stated conclusion.

In response to your comments, the Filing Persons have revised the Preliminary Information Statement to provide information required by Item 1010(a)(3) of Regulation M-A:

“ The company’s ratio of earnings to fixed charges for fiscal year 2010 and 2011 was (0.76) and 1. 82 respectively. The company’s ratio of earnings to fixed charges for the first, second, and third quarter of 2012 was (1.33), (0.99), and (1.17).”

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Please refer to Birch Branch Preliminary 14C Information Statement Amendment No. 2: Item 5: Other Information – Financial Information.

In response to your comments regarding information required by Item 1010(b) of Regulation M-A, the Filing Persons have revised the Preliminary Information Statement as follows:

“ No pro forma data giving effect to the short-form merger is provided because the Filing Persons do not believe such information is material to the minority shareholders in evaluating the proposed transaction because (1) the consideration for the Shares is all cash and (2) if the proposed transaction is completed, the Shares would cease to be publicly traded.”

Please refer to Birch Branch Preliminary 14C Information Statement Amendment No. 2: Item 5: Other Information – Financial Information.

Thank you very much for your review. Should you have any questions regarding this response, please feel free to contact me.

Yours truly,

/s/ David W. Sass
David W. Sass

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